Mail Stop 4561

November 9, 2009

Troy A. Lyndon, CEO
Left Behind Games Inc.
25060 Hancock Ave., Ste. 103, Box 110
Murrieta, CA 92562

      Re: **Left Behind Games Inc.**
              Revised Preliminary Information Statement on Schedule 14C
              Filed November 6, 2009
              File No. 000-50603

Dear Mr. Lyndon:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Maryse Mills-Apenteng
                          Special Counsel

cc: <u>Via Facsimile (732) 530-9008</u>
       Virginia K. Sourlis, Esq.
       The Sourlis Law Firm